Exhibit 8.1

LOS ANGELES	610 Newport Center Drive, 17th Floor Newport Beach, California 92660	TYSONS CORNER
CENTURY CITY		WASHINGTON, D.C.

IRVINE SPECTRUM	TELEPHONE (949) 760-9600	HONG KONG

NEW YORK	FACSIMILE (949) 823-6994	LONDON

SAN FRANCISCO	INTERNET www.omm.com	SHANGHAI

SILICON VALLEY		TOKYO

OUR FILE NUMBER
614,055-183

May 4, 2007	WRITER’S DIRECT DIAL
(949) 760-9600

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Re: Status as a Real Estate Investment Trust (“REIT”)

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax matters in connection with the registration by Nationwide Health Properties, Inc. (the “Company”) of one or more series of debt securities (“Debt”), preferred stock, $1.00 par value per share (“Preferred Stock”), common stock, $0.10 par value per share (“Common Stock”), and warrants to purchase Debt, Preferred Stock or Common Stock (“Warrants”) (the Debt, Preferred Stock, Common Stock and Warrants being collectively referred to herein as the “Securities”), as more fully described in the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 4, 2007 (the “Registration Statement,” which includes the Prospectus). Capitalized terms used in this letter and not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion.

Nationwide Health Properties, Inc., May 4, 2007 - Page 2

In rendering our opinion we examined such records, certificates, documents and other materials as we considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including the exhibits thereto and all amendments made through the date hereof), (2) the charter documents of the Company, as amended, restated and supplemented, (3) the Company’s Annual Report on Form 10-K for the years ended December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005, and December 31, 2006, (4) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, (5) records required by the Code and Treasury Regulations relating to shareholder ownership and fair value of assets prepared by the Company, for the year ended December 31, 2006, and (6) such other documents and information provided to us as we deemed relevant to our opinion.

In addition, we have been provided with a certificate, dated May 4, 2007 (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, setting forth certain representations relating to the formation and operation of the Company and its subsidiaries, including qualified REIT subsidiaries (the “Subsidiaries”) and entities treated as partnerships for federal income tax purposes in which the Company has an interest (the “Property Partnerships”).

For purposes of our opinion, we have not made an independent investigation of the facts set forth in such documents, the Officer’s Certificate, the organizational documents of the Subsidiaries, the operating or partnership agreements of the Property Partnerships, or the Prospectus. We have consequently assumed, with your permission, that the information presented in such documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts, documents, or assumption in a material way.

We have also assumed for the purposes of this opinion that the Company is validly organized and duly incorporated under the laws of the State of Maryland, that each of the Subsidiaries is validly organized and duly incorporated under the laws of its state of organization, that each of the Property Partnerships is duly organized and a validly existing partnership or limited liability company under the laws of its state of organization, that the representations in the Officer’s Certificate are and will remain true, correct and complete and that all representations made “to the best of the knowledge and belief” of any person(s) or party(ies) or with similar qualification are and will be true, correct and complete as if made without such qualification. Any material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions.

Nationwide Health Properties, Inc., May 4, 2007 - Page 3

Based on the foregoing, we are of the opinion that:

1.	the Company has qualified for treatment as a REIT under the Internal Revenue Code for its taxable year ended December 31, 2006, and the Company’s organization and method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2007, and to continue to meet such requirements in each taxable year thereafter; and

2.	the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Certain U.S. Federal Income Tax Considerations” are correct in all material respects.

The Company’s qualification and taxation as a REIT depends upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Internal Revenue Code and described in the Prospectus with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders and the diversity of its stock ownership. O’Melveny & Myers LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company, the Subsidiaries and the Property Partnerships, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Internal Revenue Code for qualification and taxation as a REIT. Other than as expressly stated above, we express no opinion on any issue relating to the Company, one or more of the Subsidiaries or the Property Partnerships or to any investment therein. Furthermore, we assume no obligation to advise you of any changes in the foregoing subsequent to the date of this letter, and we are not undertaking to update this letter after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of the name of our firm therein.

Respectfully submitted,

/s/ O’Melveny & Myers LLP